Exhibit 99.1

FOR IMMEDIATE DISTRIBUTION

AUNA ANNOUNCES THE FILING OF ITS FORM 20-F

FOR FISCAL YEAR 2024

LUXEMBOURG—(BUSINESS WIRE)—Auna S.A. (“Auna” or the “Company”) (NYSE: AUNA), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, with the Securities and Exchange Commission (the “SEC”) on April 10, 2025.

Auna’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the “Financial Info” section of the Company’s Investor Relations website at www.aunainvestors.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2024 Form 20-F including audited financial statements, free of charge, by requesting a copy from the Investor Relations team at contact@aunainvestors.com.

About Auna

Auna is a leading horizontally and vertically integrated healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, focusing on high-complexity diseases. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31st, 2024, Auna’s network included 31 healthcare network facilities, including hospitals, outpatient, prevention and wellness facilities with 2,323 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Investor Relations Contact

contact@aunainvestors.com